UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

December 4th, 2013

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

Unaudited Condensed Interim

Consolidated

 Financial Statements and

Summary of Events

as of September 30, 2013

(presented on a comparative basis with 2012)

UNAUDITED FINANCIAL STATEMENTS

as of September 30, 2013

SUMMARY OF EVENTS

CONSOLIDATED FINANCIAL STATEMENTS

STATEMENTS OF INCOME

STATEMENTS OF COMPREHENSIVE INCOME

STATEMENTS OF FINANCIAL POSITION

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

STATEMENTS OF CASH FLOW

NOTES TO THE FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS LIMITED

SUMMARY OF EVENTS

MACROECONOMIC OVERVIEW – 2013 THIRD QUARTER

International Context

The main world economies continued exhibiting positive and incremental growth rates during 2013 third quarter, which would result, according to private estimates, in a global yoy growth of approximately 2.6%. Employment and economic activity expectations data for the United States continue improving, with discussions among democrat and republican congressmen about public debt and fiscal deficit generating some tension in the markets. The Federal Reserve, in turn, postponed again the beginning of tapering (reduction of the bond-buying program) waiting for inflation to remain under control and for long-term interest rate not to shoot up.

Europe, in turn, exhibited again positive growth rates tied to the performance of mainly Germany and France. On the other hand, Asia led by China, continues improving its growth rates. Private estimates suggest that during the third quarter the Asian giant would grow approximately 8.5% yoy as a result of a very good performance in industrial production and retail sales.

Oil

Crude oil world demand rose 1.09 million barrels per day, averaging a 1.2% increase compared to the same period of 2012 and thus exhibiting a slight acceleration compared to the increases shown in previous quarters. Emerging economies, led by China, the Middle East and Latin America, recorded generalized increases. Developed economies declined as a whole; the very moderate rises in United States and Japan did not offset the persistent drop in Europe.

Regarding supply, OPEC countries exhibited a production decline of 1.03 million barrels per day (-2.8%), with the most significant drops being recorded by Libya and Nigeria. Supply from non-OPEC countries showed a rise of 1.76 million barrels per day (3.4%). This marked increase was attributable to the contribution of non-conventional crude oil from the United States and Canada and, to a lesser extent, the rises in Latin America, Russia and Africa.

The price of WTI reference crude oil averaged US$106 per barrel, accounting for a 15% rise compared to the same period of 2012. In turn, Brent crude oil  (United Kingdom and reference of world crude oils) averaged US$110, without any variations in yoy terms. The premium for Brent over WTI, of approximately US$4, was the lowest since the beginning of 2011 and reflects the gradual return to normal of the supply-demand balance of the Cushing region - Oklahoma (Hub in the Mexican Gulf, United States).

Argentina

After a good activity level performance shown during the second quarter, the third quarter exhibited a reduction in economic growth as a result of the slowdown in the farming and industrial sectors, mainly attributable to the decline in automobile production during August.

The cumulative trade balance for the year to August was US$6,292 million, accounting for a 32% drop compared to same period of previous year; with an increase in exports (+4%) which could not offset the rise in imports (+12%). Despite the positive trade balance, the international reserves of Argentina’s Central Bank (BCRA) exhibited a new drop and closed on September 30 at US$35 billion, accounting for a cumulative decline of U$S2.2 billion for the quarter and of US$8.3 billion for the year. The monetary base expansion was approximately 25% compared to stock on the same date in the previous year. Within this context, the official exchange rate was 5.79 Argentine pesos per US dollar at the end of September, accounting for a 7% rise compared to previous quarter and a 23% increase compared to the same date of previous year.

Regarding energy, data reported for the July-August period exhibited a decline both in crude oil (-0.7%) and gas (-5.4%) production compared to the same period of 2012, in line with the trend observed since the beginning of the year. Natural gas domestic supply was supplemented with LNG imports in the regasification centers in Bahía Blanca and Escobar and natural gas imports from Bolivia. Fuel demand, in turn, showed a significant cumulative increase as of August of 8.9% in gasoline and 1% in diesel oil. On the other hand, in the July-August period, power consumption showed a 2.7% yoy increase, with a cumulative rise of 1.9% during the first eight months of the year.

Discussion of Consolidated Results of Operations

The following table sets out the Company’s results of operations for the three–month periods ended September 30, 2013 and 2012:

(in millions of pesos)

Net income: Net income attributable to the Company’s shareholders totaled 263 in the period under review and 323 in 2012 quarter.

Net income for 2012 quarter includes a gain of 291 attributable to the positive effects from restructuring of CIESA’s debt, disclosed under Other operating income (expense), Equity in earnings of affiliates and Income Tax, in the amount of 221, 165 and (95), respectively.

Sales: Sales rose 208 to 3,729 from 3,521 in 2012 quarter, mainly due to increases of 306 and 259 in the Refining and Distribution and Oil and Gas Exploration and Production business segments, respectively, partially offset by declines of 92 and 65 in the Gas and Energy and Petrochemicals business segments and an increase in eliminations attributable to intercompany sales in the amount of 200.

Gross profit: Gross profit increased 129 to 950 in the quarter under review from 821 in 2012 quarter, basically due to improvements of 98, 54, 31 and 28 in the Refining and Distribution, Petrochemicals, Oil and Gas Exploration and Production and Gas and Energy business segments, respectively. These positive effects were partially offset by a negative variation of 82 attributable to intercompany transactions, mainly due to a rise in inventory levels at the refinery.

Administrative and selling expenses: Administrative and selling expenses totaled 487 in the quarter under review and 376 in 2012 quarter. Higher expenses are basically attributable to the rise in taxes attributable to increased sales in the quarter under review and higher transportation expenses derived from a rise in sales volumes of light fuels.

Exploration expenses: Exploration expenses are attributable to onshore operations in Argentina and totaled 7 in 2013 quarter and 157 in 2012 quarter, which period includes 145 attributable to abandonment of exploration wells.

Other operating expenses: Other operating expenses accounted for a loss of 46 in 2013 quarter compared to a gain of 122 in 2012 quarter, which period included the recognition of the positive effects of restructuring of CIESA’s debt which accounted for a gain of 221.

Equity in earnings of affiliates: Equity in earnings of affiliates accounted for a loss of 5 in the period under review compared to a gain of 135 in 2012, which period included the recognition of a gain of 165 derived from restructuring of CIESA’s debt and a loss of 44 derived from equity interest in Distrilec, a company which was transferred in January 2013.

Operating income: Operating income decreased 140 to 405 in the quarter under review from 545 in 2012 quarter, mainly due to the recognition of a gain derived from restructuring of CIESA’s debt in 2012 quarter, partially offset by an increase in gross profit and lower exploration expenses in 2013 quarter.

Financial expense and holding losses: Financial expense and holding losses accounted for a gain of 27 in 2013 quarter compared to a loss of 10 in 2012 quarter. This improvement is mainly attributable to increased gains on placement of financial surplus in the period under review.

Income tax: Income tax charge totaled 158 and 188 in 2013 and 2012 quarters, respectively. Reduced tax charges for 2013 quarter are attributable to the drop in operating income in the period under review.

Analysis of Gross Profit

Oil and Gas Exploration and Production

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Sales: Sales for this business segment increased 259 to 1,918 in 2013 quarter from 1,659 in 2012 quarter.

Crude oil sales increased 197 to 1,637 in 2013 quarter from 1,440 in 2012 quarter, mainly due to an improvement in average sales prices. These positive effects were partially offset by a decline in sales volumes, as a result of a lower production derived from the natural decline of mature fields.

Gas sales increased 59 to 257 in 2013 quarter from 198 in 2012 quarter, mainly due to an improvement in average sales prices, attributable to the recognition of increased non-conventional gas (Gas Plus) production prices in the Neuquén basin. These positive effects were partially offset by a decline in sales volumes, as a result of a lower production derived from the natural decline of mature fields.

Gross profit: Gross profit for this business segment totaled 499 in 2013 quarter and 468 in 2012 quarter and margin on sales decreased to 26% in 2013 from 28.2% in 2012 quarter. This decline is primarily attributable to the rise in the lifting cost, which could only be partially passed through to sales prices.

Refining and Distribution

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Sales: Sales for this business segment increased 306 to 2,149 in 2013 quarter from 1,843 in 2012 quarter, mainly due to the recovery of refined product sales prices, partially offset by lower sales volumes of crude oil, which accounted for reduced sales of 149.

In 2013 quarter, total sales volumes of refined products showed a slight decrease of 1.3% to 485.7 thousand cubic meters from 491.9 thousand cubic meters attributable to a decline in heavy products which was offset by an increase in light fuels.

Gross profit: Gross profit for this business segment totaled 221 in 2013 quarter and 123 in 2012 quarter, with margins on sales of 10.3% and 6.7%, respectively. This improvement is primarily attributable to the recovery of sales prices.

Petrochemicals

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Sales: In 2013 quarter, sales decreased 65 to 740 from 805 in 2012 quarter, mainly due to reduced sales derived from the catalytic reformer plant operations, partially offset by an improvement in styrenic sales.

Sales revenues resulting from the catalytic reformer plant operations declined 76 to 235 from 311, mainly due to a 37.8% reduction in sales volumes as a consequence of the plant shutdowns in 2013 quarter, partially offset by an improvement in average sales prices in Argentine pesos.

Styrenic products sales revenues rose 11 to 505 from 494, as a consequence of a 35.6% improvement in average sales prices, in line with international reference prices, partially offset by a 24.6% decline in sales volumes attributable to the plant shutdowns in 2013 quarter.

Gross profit: Gross profit totaled 123 in 2013 quarter and 69 in 2012 quarter and gross margin on sales increased to 16.6% from 8.6% in 2012 quarter, mainly derived from an improvement in international spreads of styrenic products.

Gas and Energy:

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

- Electricity Generation

As from May 2013, retroactive to February 2013, implementation of Resolution No. 95 issued by the Secretary of Energy provided for regulatory changes in the Wholesale Electricity Market, with operations of Genelba Combined Cycle and  Pichi Picún Leufú Hydroelectric Complex falling within the scope of this Resolution. This new scheme involves changes in the compensation of generation companies according to their production scale and technology, as well as centralization of contracts in CAMMESA, both of electric power and fuels and related supplies.

These regulatory changes generate: (i) an equivalent lower level of sales and costs, as a result of the above mentioned centralization of contracts in CAMMESA and (ii) an improvement in gross profit, derived from the new compensation scheme based on the generator’s production scale and technology.

Sales: Sales for electricity generation decreased 198 to 250 in 2013 quarter from 448 in 2012 quarter, mainly due to the implementation of the above mentioned regulatory changes in the Wholesale Electricity Market, retroactive to February 2013, partially offset by an increased generation level in Pichi Picún Leufú and Ecoenergía Power Plants.

Sales volumes attributable to Genelba, Pichi Picún Leufú, Genelba Plus and Ecoenergía power plants totaled 1,392, 406, 254 and 28 Gwh in 2013 quarter and 1,439, 292, 278 and 12 Gwh in 2012 quarter, respectively.

Gross profit: Gross profit for this business segment totaled 111 in 2013 quarter and 85 in 2012 quarter and margin on sales increased to 44.4% from 19% in 2012 quarter. The improvement in the period under review is mainly attributable to the above mentioned regulatory changes in the Wholesale Electricity Market and, to a lesser extent, improved delivery by Pichi Picún Leufú Power Plant and sales attributable to Ecoenergía under the Energía Plus regulatory framework.

- Marketing and Transportation of Gas

Sales: Sales revenues increased 70 to 384 in 2013 quarter from 314 in 2012 quarter, mainly as a consequence of an improvement in natural gas sales prices.

Revenues from gas sales rose 72 to 320 million from 248, mainly due to an improvement in average sales prices, partially offset by a decline in sales volumes which totaled 266 million cubic feet per day in 2013 quarter and 288 million cubic feet per day in 2012 quarter. The improvement in average sales prices was mainly attributable to increased volumes from Punta Rosada and El Mangrullo field operations performed under the Gas Plus program and to an increased share of sales to industries and generation companies with higher average sales prices.

Revenues from liquid fuel sales were similar in both quarters and totaled 58 in 2013 and 61 in 2012. In the quarter under review, the improvement in average sales prices allowed to offset the decline in sales volumes due to a reduced availability of gas to be processed in 2013 quarter.

Gross profit: Gross profit totaled 32 and 30 in 2013 and 2012 quarters, with gross margins on sales of 8.3% and 9.6%, respectively.

Summarized Balance Sheet and Income Statement Structure

Statistical Data

Listed Price of the Company´s Share (a)

(a) As from September 2012, the price of the Company’s shares reflects the effects of the capital increase resolved by the Company’s Shareholders’ Meeting, as a result of which the number of outstanding shares doubled.

Outlook

In 2013 the Company plans to prioritize learning through the development of non-conventional oil and gas and value enhancement of its portfolio assets as a result of increased competitiveness, aiming at setting the bases for sustained growth and incorporation of new skills.

Concerning Oil and Gas Exploration and Production, the Company plans to continue with and strengthen the development of non-conventional oil and gas aiming at both increasing production and reducing high costs of these activities. In line with the activities performed during 2012, the Company will continue with its goal of making discoveries in conventional reservoirs as those made last year.

Concerning Refining and Distribution, the Company will go forward with investments involving logistics adjustments that will allow us to formulate fuels in accordance with market specifications. In addition, the Company plans to make any investments necessary to produce fuels in compliance with the new quality standards that will be effective in the next years.

In the Petrochemicals business segment, we will focus on securing availability of basic raw material at prices in line with those for our products.  We will also concentrate on placing all other costs at a level required to reach a standard of competitiveness for consolidation of the business.

In the Gas and Energy business segment, we will continue working to secure self-supply of gas and, at the same time, develop profitable marketing alternatives.

Summing up, in 2013 the Company will aim at consolidating its strategy of concentrating its portfolio on competitive assets in Argentina, with a focus on production and recovery of oil and gas reserves, and will set the bases for the consolidation of future growth alternatives and our contribution to the development of the communities where the Company operates.

Paulo Cézar Amaro Aquino

Chairman

PETROBRAS ARGENTINA S.A.

Unaudited Condensed Interim

 Consolidated

Financial Statements

as of September 30, 2013

(presented on a comparative basis with 2012)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

FOR THE PERIODS OF THREE AND NINE-MONTH ENDED SEPTEMBER 30, 2013 AND 2012

(Stated in millions of Argentine pesos)

Notes	Three-month 09/30/2013	Three-month 09/30/2012	Nine-month 09/30/2013	Nine-month 09/30/2012
Continuing operations					
Sales		3,729	3,521	10,945	9,317
Cost of sales	3	(2,779)	(2,700)	(8,122)	(6,954)
Gross profit		950	821	2,823	2,363
Administrative and selling expenses	4	(487)	(376)	(1,264)	(1,010)
Exploration expenses	5	(7)	(157)	(39)	(193)
Other operating expenses	6	(46)	122	(347)	(78)
Share of profit of equity accounted investees	9.3	(5)	135	27	58
Operating income		405	545	1,200	1,140
Financial results					
Financial income	7	196	88	461	298
Financial costs	7	(169)	(98)	(463)	(365)
Income before income tax		432	535	1,198	1,073
Income tax	16	(158)	(188)	(459)	(423)
Net income		274	347	739	650
Result per share basic / diluted (in pesos)					
Total		0.130	0.160	0.335	0.304
Attributable to:					
Shareholders of the Company		263	323	677	614
Non-controlling interest		11	24	62	36
Total		274	347	739	650

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS OF THREE AND NINE-MONTH ENDED SEPTEMBER 30, 2013 AND 2012

 (Stated in millions of Argentine pesos)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Stated in millions of Argentine pesos)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN  EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

(Stated in millions of Argentine pesos)

**2012**

| | Notes | Capital stock | Adjustment to capital stock | Additional paid-in capital from meger | Treasury stock | Additional paid-in capital on sales of stock of parent | Legal reserve | Future investment reserves | Future dividends reserve | Other (1) | Unappropriated retained earnings | Deferred income (2) | Total | Non-controlling interest | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Attributable to shareholders of the company | | | | | | | | | | | | | |
| | | Capital stock | | | | | Retained earnings | | | | | | | | |
| | | | | | | | Reserve income | | | | | | | | |
| **Balances as of December 31, 2011** | | 1,010 | 1,230 | 912 | - | 44 | 448 | - | - | - | 6,665 | 31 | 10,340 | 3 | 10,343 |
| **Adjustment of retained earnings** | 2.1.2 | - | - | - | - | - | - | - | - | - | (30) | 35 | 5 | - | 5 |
| **Balances as of December 31, 2011, adjusted** | | 1,010 | 1,230 | 912 | - | 44 | 448 | - | - | - | 6,635 | 66 | 10,345 | 3 | 10,348 |
| Other comprehensive income for the period | | - | - | - | - | - | - | - | - | - | - | 13 | 13 | 6 | 19 |
| Shareholders' Meeting decisions of March 29, 2012 | | | | | | | | | | | | | | | |
| - Capitalization | | 1,009 | - | - | - | - | - | - | - | - | (1,009) | - | - | - | - |
| - Legal reserve | | - | - | - | - | - | 35 | - | - | - | (35) | - | - | - | - |
| - Future investments reserve | | - | - | - | - | - | - | 4,781 | - | - | (4,781) | - | - | - | - |
| - Future dividends reserve | | - | - | - | - | - | - | - | 900 | - | (900) | - | - | - | - |
| - Acquisition of PELSA | | - | - | - | - | - | - | - | - | (693) | - | - | (693) | 427 | (266) |
| Net income | | - | - | - | - | - | - | - | - | - | 614 | - | 614 | 36 | 650 |
| **Balances as of September 30, 2012** | | 2,019 | 1,230 | 912 | - | 44 | 483 | 4,781 | 900 | (693) | 524 | 79 | 10,279 | 472 | 10,751 |

**2013**

| | Notes | Capital stock | Adjustment to capital stock | Additional paid-in capital from meger | Treasury stock | Additional paid-in capital on sales of stock of parent | Legal reserve | Future investment reserves | Future dividends reserve | Other (1) | Unappropriated retained earnings | Deferred income (2) | Total | Non-controlling interest | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Attributable to shareholders of the company | | | | | | | | | | | | | |
| | | Capital stock | | | | | Retained earnings | | | | | | | | |
| | | | | | | | Reserve income | | | | | | | | |
| **Balances as of December 31, 2012** | | 2,019 | 1,230 | 912 | - | 44 | 483 | 4,781 | 689 | (693) | 555 | 44 | 10,064 | 506 | 10,570 |
| **Adjustment of retained earnings** | 2.1.2 | - | - | - | - | - | - | - | - | - | (27) | 28 | 1 | - | 1 |
| **Balances as of December 31, 2012, adjusted** | | 2,019 | 1,230 | 912 | - | 44 | 483 | 4,781 | 689 | (693) | 528 | 72 | 10,065 | 506 | 10,571 |
| Other comprehensive income for the period | | - | - | - | - | - | - | - | - | - | - | 11 | 11 | 92 | 103 |
| Shareholders' Meeting decisions of March 21, 2013 | | | | | | | | | | | | | | | |
| a) Allocation of retained earnings: | | | | | | | | | | | | | | | |
| - Legal reserve | | - | - | - | - | - | 32 | - | - | - | (32) | - | - | - | - |
| - Future investments reserve | | - | - | - | - | - | - | 523 | - | - | (523) | - | - | - | - |
| b) Resolution of the balance of reserves for future investment: | | | | | | | | | | | | | | | |
| - Reversal by investments | | - | - | - | - | - | - | (2,999) | - | - | 2,999 | - | - | - | - |
| - Constitution for new investments | | - | - | - | - | - | - | 2,638 | - | - | (2,638) | - | - | - | - |
| - Future dividends reserve | | - | - | - | - | - | - | - | 361 | - | (361) | - | - | - | - |
| Dividends in cash | | - | - | - | - | - | - | - | - | - | - | - | - | (16) | (16) |
| Net income | | - | - | - | - | - | - | - | - | - | 677 | - | 677 | 62 | 739 |
| **Balances as of September 30, 2013** | | 2,019 | 1,230 | 912 | - | 44 | 515 | 4,943 | 1,050 | (693) | 650 | 83 | 10,753 | 644 | 11,397 |

.

(1) Balances due to business combination of companies under common control

.

(2) Includes the effect of exchange rate fluctuations on the translation of operations whose functional currency is different from the Company, net of exchange differences arising from the foreign currency-denominated debt designated as a hedge of the foreign investment and the related tax effect.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

 (Stated in millions of Argentine pesos)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

(Stated in millions of Argentine pesos, except as otherwise indicated)

1.General Information

1.1 The Company

Petrobras Argentina is a corporation (sociedad anónima) with its main office located in the Autonomous City of Buenos Aires, Argentina.

Petrobras Argentina´s shares are listed on the Buenos Aires Stock Exchange. Its American Depositary Shares (“ADS”), each of them representing 10 Class B common shares of Petrobras Argentina, are listed on the New York Stock Exchange (NYSE).

1.2 Business of the Company

Petrobras Argentina’s business is mainly focused on the energy sector, specifically in oil and gas exploration and production, refining and distribution, petrochemical activities, electricity and hydrocarbon transportation and marketing. The Company has its mainly operations in Argentina, Bolivia, Ecuador and Venezuela. The Company’s fiscal year ends on December 31 of each year.

In these financial statements, Petrobras Argentina and its subsidiaries are jointly referred to as “the Company” or “the Group”.

The Board of Directors approved issuance of these condensed consolidated financial statements (hereinafter “financial statements”) on October 23, 2013.

1.3 Controlling Group

Petrobras Participaciones S.L. is the immediate parent company of Petrobras Argentina, with an ownership interest of 67.2%.

Petrobras Participaciones S.L. is a subsidiary of Petróleo Brasileiro, a Brazilian company whose business is focused on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

2. Basis of presentation

These condensed interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB, adopted by the CNV through GR No.562/09 and supplements.

These financial statements should be read in conjunction with the financial statements of the Company at December 31, 2012, prepared on the basis of IFRS and issued on January 30, 2013.

2.1 Accounting policies and financial statements used

Except as disclosed in Notes 2.1.1 and 2.1.2, the accounting policies applied by the Company are consistent with those applied in the previous year.

2.1.1. IAS 10, 11 y 12

Effective for the years beginning on or after January 1, 2013, the IASB issued IFRS's 10, 11 and 12, relating to Consolidated Financial Statements, Joint Agreements and Disclosure of interests in other entities, respectively.

In the current period, the application of these standards had no significant impacts on results of operations neither in financial position of the Company.

2.1.2. IAS 19 “Employee Benefits”

During the year, the Company adopted the amendments to IAS 19, for which the IASB eliminated the option to defer the recognition of actuarial gains and losses in the measurement of defined benefit plans.

At December 31, 2012, the implementation of this change involved a reduction of 1 in the measurement of these liabilities as a result of the recognition of actuarial gains 28 and losses 27 past service costs, charged in Other comprehensive income and Unappropriated retained earnings respectively. The values are expressed net of the effect of income tax.

The indicated change was made retroactively adjusted comparative information included in these financial statements.

2.1.3 Financial statements used

For the preparation of these, we have used the financial statements of subsidiaries, jointly controlled and associated with the September 30, 2013 and 2012 and at December 31, 2012, or the best financial information available to such dates, adapted to the same period of time with respect to the financial statements of the Company. They have also been considered the adjustments to adapt the criteria for valuation of the Company.

2.2. Risk policy and accounting estimates

In preparing these financial statements the Company has consistently applied the previous year risk policies and accounting estimates. In relation to the risk analysis, at September 30, 2013 there are no significant changes from the previous year.

2.3 Operating segments reporting

The Company adopted IFRS 8 – Operating Segments, whereby operating segments are identified on the basis of in-house reports relating to the Company’s components regularly evaluated by the Board of Directors, chief operating decision maker, in deciding how to allocate resources and in assessing performance.

In the segmentation, the Company considers transactions with third parties and intersegment revenues, which are valued as defined internal transfer prices between segments, with verification methodologies based on market parameters.

The Company’s business is mainly focused on the energy sector, basically through its activities relating to oil and gas exploration and production, refining and distribution, petrochemicals and gas and energy. Accordingly, the identified operating segments are as follows:

(a) Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A., OCP and direct and indirect interest in mixed companies in Venezuela and PELSA, consolidated company as of June 1, 2012.

(b) Refining and Distribution, including the Company’s own operations in the refinery of Bahía Blanca and the gas station network, the Company’s equity interest in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production operating segment.

(c) Petrochemicals, comprising the Company’s own of styrenics operations developed in Argentina .

(d) Gas and Energy, comprising the Company’s own operations relating to the sale of gas produced in Argentina and liquefied petroleum gas brokerage activities, its interest in TGS, the electricity generation activities of Genelba Power Plant and of Pichi Picún Leufú Hydroelectric Complex, and its interest in Enecor. The 2012 period includes the shareholding in Edesur, the sale became effective on January 30, 2013 (Note 9.1.1)

(e) Assets and operating income related to the Central Service Structure, those not attributable to any given operating segment and intercompany eliminations are collectively shown. Intercompany operations are performed at prices representing market values.

In the Central Service Structure includes common costs to individual business segments, among others, management fees, tax on financial transactions, financial liabilities and interest income tax, which are incurred by the Company in the ordinary course of its operations and control economy that are managed from the central structure and not reappropriate between operating segments.

2.3.1 Business segments:

Bellow is detailed information on each business segment identified by the Company’s Management:

09/30/2013					
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Current assets	2,102	1,707	828	1,221	1,078	6,936
Investment in companies under joint control	-	-	-	493	-	493
Investments in associates	3,353	176	-	-	-	3,529
Other Investments	117	-	-	68	109	294
Property, plant and equipment	6,442	1,154	433	660	94	8,783
Non-current other assets	88	53	46	196	31	414
Total assets	12,102	3,090	1,307	2,638	1,312	20,449
Total liabilities	4,102	1,740	397	507	2,306	9,052

	12/31/2012					
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Current assets	1,925	1,252	786	1,251	810	6,024
Investment in companies under joint control	-	-	-	689	-	689
Investments in associates	2,847	159	-	-	-	3,006
Other Investments	99	-	-	82	98	279
Property, plant and equipment	6,067	1,196	389	732	96	8,480
Non-current other assets	110	51	42	140	26	369
Total assets	11,048	2,658	1,217	2,894	1,030	18,847
Total liabilities	3,867	1,563	344	578	1,924	8,276

| | 09/30/2013 | | | | | |
|---|---|---|---|---|---|---|
| Consolidated Statement of Income | Exploration and Production | Refining and Distribution | Petrochemicals | Gas and Energy | Corporate Other and Eliminations | Total |
| Sales | | | | | | |
| To third parties | 1,320 | 5,622 | 2,213 | 1,790 | - | 10,945 |
| Inter-segment | 4,345 | 219 | 124 | 145 | (4,833) | - |
| | 5,665 | 5,841 | 2,337 | 1,935 | (4,833) | 10,945 |
| Cost of sales | (4,025) | (5,248) | (2,008) | (1,628) | 4,787 | (8,122) |
| Gross profit (loss) | 1,640 | 593 | 329 | 307 | (46) | 2,823 |
| Administrative and selling expenses | (233) | (527) | (107) | (65) | (332) | (1,264) |
| Exploration expenses | (39) | - | - | - | - | (39) |
| Other operating (expenses) income, net | (190) | 123 | (56) | (3) | (221) | (347) |
| Share of profit of equity accounted investees | 1 | 18 | - | 8 | - | 27 |
| Operating income (loss) | 1,179 | 207 | 166 | 247 | (599) | 1,200 |
| Other financial results | (314) | (79) | (2) | 27 | (93) | (461) |
| Net income (loss) | 865 | 128 | 164 | 274 | (692) | 739 |

| | 09/30/2012 | | | | | |
|---|---|---|---|---|---|---|
| Consolidated Statement of Income | Exploration and Production | Refining and Distribution | Petrochemicals | Gas and Energy | Corporate Other and Eliminations | Total |
| Sales | | | | | | |
| To third parties | 632 | 4,947 | 1,998 | 1,740 | - | 9,317 |
| Inter-segment | 3,748 | 234 | 170 | 119 | (4,271) | - |
| | 4,380 | 5,181 | 2,168 | 1,859 | (4,271) | 9,317 |
| Cost of sales | (2,962) | (4,715) | (2,013) | (1,575) | 4,311 | (6,954) |
| Gross profit | 1,418 | 466 | 155 | 284 | 40 | 2,363 |
| Administrative and selling expenses | (181) | (423) | (79) | (51) | (276) | (1,010) |
| Exploration expenses | (193) | - | - | - | - | (193) |
| Other operating (expenses) income, net | (105) | - | (21) | 211 | (163) | (78) |
| Share of profit of equity accounted investees | 28 | 7 | - | 23 | - | 58 |
| Operating income (loss) | 967 | 50 | 55 | 467 | (399) | 1,140 |
| Other financial results | (194) | (53) | (6) | 23 | (260) | (490) |
| Net income (loss) | 773 | (3) | 49 | 490 | (659) | 650 |

2.3.2. Relevant information by geographical area

Bellow is information on assets, Sales, operating income and equity in earnings of affiliates aggregated by geographical area:

3. Cost of sales

The Company’s cost of sales and the relevant expenses charged to cost of sales are broken down as follows:

3.1 Expenses attributable to cost of sales

4. Administrative and selling expenses

5 .Exploration expenses

6. Other operating expenses

7. Financial results

8. Cash and cash equivalents

9. Investments in related companies

9.1. Investments in joint ventures

9.1.1. Distrilec:

In January 2013, the Company sold to Hidroelectrica Piedra del Águila S.A. and La Plata Cogeneración S.A. all of its direct and indirect interests in PEDASA and PFB owners of 38.5% and 10%, respectively, of Distrilec, for an amount of US$ 35 million, with a loss of 34 shown under Other operating expenses, net (Note 6).

9.1.2. CIESA

At September 30, 2013 the book value of the investment in CIESA (TGS's controlling shareholder) amounts to 493 and represents about 2% of the total assets of Petrobras Argentina.

The Company has made proof of recoverability of the investment based on assumptions of increases in business rates TGS, and concluded that they should be recorded impairment losses. The materialization of certain assumptions used in the evaluation is highly sensitive to the economic environment and is contingent on future events and actions, some of which are outside the scope of the management of the Company and could affect the value of the assets.

9.2. Investments in associates

(1) Activity of the nine-month period ended September 30, 2013 are shown under “Other comprehensive income”

9.3 Share of profit of equity accounted investees

9.4 Dividends collected:

10. Risk management objectives and policies

In performing its operations, the Company is exposed to a series of risks associated to the markets in which it operates.

The Company adopts an integrated risk management methodology, which is not focused on the individual risks of the operations of its business units but on a wider monitoring of risks affecting its entire portfolio.

The Company’s risk management strategy, in line with its business integration strategy, seeks to achieve a balance between profitability goals and its exposure to risk.

The Company and its subsidiaries are not engaged in or trade in derivative financial instruments for speculative purposes.

The Board of Directors establishes the policies for managing each of the risks set out below, which have been applied consistently in the periods included in these financial statements.

Subsequent to the financial statements at December 31, 2012 there were no significant changes in the risk management of the Company, or in policies associated with this management.

Fair Value by hierarchy levels

Inputs used to determine the fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2013 were the following:

11. Property, plant and equipment

| | Production wells, exploratory wells and oil and gas properties | Machinery, tools and equipments | Electricy generation plants | Industrial plants | Work in progress | Other | Total |
|---|---|---|---|---|---|---|---|
| Cost | | | | | | | |
| 12/31/2011 | 8,896 | 4,129 | 1,134 | 1,086 | 1,021 | 1,748 | 18,014 |
| Translation effect | 168 | 4 | - | - | 15 | 4 | 191 |
| Acquisition of PELSA | 1,090 | - | - | - | 88 | 36 | 1,214 |
| Additions | 207 | 7 | - | 4 | 1,515 | 261 | 1,994 |
| Net decreases and transfers | 1,296 | 226 | 31 | 66 | (1,595) | (220) | (196) |
| 12/31/2012 | 11,657 | 4,366 | 1,165 | 1,156 | 1,044 | 1,829 | 21,217 |
| Translation effect | 343 | 6 | - | - | 9 | 12 | 370 |
| Additions | 186 | 2 | - | 1 | 1,401 | 109 | 1,699 |
| Net decreases and transfers | 1,248 | 106 | (13) | 47 | (1,392) | (51) | (55) |
| 09/30/2013 | 13,434 | 4,480 | 1,152 | 1,204 | 1,062 | 1,899 | 23,231 |
| Depreciation | | | | | | | |
| 12/31/2011 | 5,711 | 3,188 | 498 | 414 | - | 1,147 | 10,958 |
| Translation effect | 52 | 1 | - | - | - | 1 | 54 |
| Net decreases | - | (3) | - | - | - | (10) | (13) |
| Depreciation | 1,220 | 301 | 85 | 73 | - | 59 | 1,738 |
| 12/31/2012 | 6,983 | 3,487 | 583 | 487 | - | 1,197 | 12,737 |
| Translation effect | 108 | 2 | - | - | - | 2 | 112 |
| Net decreases | - | (9) | - | - | - | (3) | (12) |
| Depreciation | 1,203 | 237 | 65 | 54 | - | 52 | 1,611 |
| 09/30/2013 | 8,294 | 3,717 | 648 | 541 | - | 1,248 | 14,448 |
| Net book value 09/30/2013 | 5,140 | 763 | 504 | 663 | 1,062 | 651 | 8,783 |
| Net book value 12/31/2012 | 4,674 | 879 | 582 | 669 | 1,044 | 632 | 8,480 |

12. Capital stock

As of September 30, 2013, the Company’s capital stock amounted to 2,019, fully subscribed, paid-in and authorized for public trading.

Changes in capital stock in the last three fiscal years:

13. Unappropriated retained earnings

(1) Corresponds to the effect of the decisions of the Shareholders' Meeting of March 21, 2013, by which it decided: (i) the allocation to such reserve remaining Unappropiated retained earnings of 523, (ii) reversals for investments in the year 2012 of 2,999 and (iii) the subsequent constitution for new investments by 2,638.

14. Other reserves

15. Financial loans

The breakdown of loans as of September 30, 2013 and December 31, 2012 is as follows:

Loan activity

Activity in loans and financing as of September 30, 2013 and 2012 are as follows:

Long-term loans

The long-term financial loans outstanding as of September 30, 2013 are as follows:

The maturities of the long-term financial loans as of September 30, 2013 are as follows:

Global programs of nonconvertible bonds

The Extraordinary Shareholders of Petrobras Argentina held on March 21, 2013 approved the creation of a global program for the issuance of bonds for an outstanding maximum principal amounting to US$ 500 million or its equivalent in any other currency, expiring within 5 years, or the maximum term that may be established by any applicable regulation in the future. The creation of the program was authorized by Resolution No. 17,162 of the CNV of 15 Augusts 2013

16. Current and deferred income tax

Income tax disclosed in the Statement of Income and deferred tax are broken down as follows:

(1) It relates to the tax effect of exchange differences resulting from: (i) revaluation of net investments in foreign operations (with effect on deferred tax), and (ii) revaluation of indebtedness denominated in foreign currency designated as hedge for that investment (with effect on current tax).

The reconciliation between income tax expense in the statements of income and the amount calculated by applying the prevailing income tax rate of 35% to the income tax before taxes is as follows:

17. Social benefits and other payroll benefits

At September 2013 the evolution of pension plan liabilities is as follows:

As of September 30, 2013 and December 31, 2012, the benefit obligation includes 193 and 159 of Compensatory Fund and 65 and 51of Indemnity Plan, respectively.

Provisions

(1) Includes 74 shown under Other operating income (expense) (Note 6), 6 shown under Other comprehensive income and (46) attributable to disbursements for the period.

Subsequent to the financial statements at December 31, 2012 there were no significant changes in all aspects of the provisions recorded by the Company.

19. Related party transactions

Balances and transactions with related companies

Balances as of September 30, 2013 and December 31, 2012 for transactions with related companies are the following:

Company	Notes	09/30/2013					
		Current				Non-current	
		Trade Receivables	Other Receivables	Accounts Payable	Provisions	Other Investments	Provisions
Companies in wich it excercises significant influence							
OCP		-	-	-	95	108	292
Refineria del Norte S.A.		13	2	36	-	-	-
Other		-	6	11	-	1	-
		13	8	47	95	109	292
Companies under joint control							
TGS		5	-	15	-	-	-
		5	-	15	-	-	-
Petróleo Brasileiro Group companies							
Braskem S.A.		-	-	45	-	-	-
Petrobras Chile Ltda.		-	4	-	-	-	-
PIB BV		-	212	-	-	-	-
Petrobras Venezuela Inversiones y Servicios S.A.		-	-	-	9	-	-
Innova S.A.		6	-	-	-	-	-
Petrobras Global Trading B.V.		1	-	1	-	-	-
Petróleo Brasileiro		1	478	97	-	-	-
Petróleo Colombia Combustibles S.A.		-	15	-	-	-	-
Other		3	36	5	9	-	-
		11	745	148	18	-	-
Total		29	753	210	113	109	292

The main transactions with related companies for the nine-month periods ended September 30, 2013 and 2012 are as follows:

20. Operations in Ecuador

On June 21, 2013, not having reached an agreement with the Ecuadorian government, EcuadorTLC SA, Cayman International Exploration Company and Teikoku Oil Ecuador, members of the Consortium, submitted to the Ecuadorian State a letter of notification of a dispute under the terms of the Amendatory Agreements expressing his decision to submit the dispute to international arbitration under the arbitration Rules of the United Nations Commission on International Trade Law.

At September 30, 2013 the Company has recorded 310 to be recovered from the Ecuadorian State in accordance with the provisions of the Contract Amendments, exposed in Other current receivables. This amount does not include the interest calculation for update, as the Company believes that it is not possible to determine with certainty the interest rate to be applied.

21. Regulatory changes in the WEM

In May 2013, Petrobras Argentina acceded to the the Resolution No. 95 of the Ministry of Energy to introduce regulatory changes in WEM operations affecting the operations in “Combined Cycle Power Plant Genelba” and Hydroelectric Picún Pichi Leufú.

Among the main changes apply to generators that adhere to this new scheme include:

a) Changes in the remuneration of agents according to their scale generators and technology. They are remunerated fixed and variable costs as well as noncombustible additional compensation (the latter two items will be paid based on the generation of each machine). Part of the additional compensation will go to a trust to finance power sector works.

b) Temporary suspension of private contracts between both power and associated fuel and supplies, to be administered by CAMMESA.

22. Subsequent events

No other events have occurred subsequent to period end that may significantly affect the Company’s financial position as of September 30, 2013, or the results of its operations for the nine-month period then ended.

GLOSSARY:

ADS	American Depositary Shares
Bol	Bolivares
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CIESA	Compañía de Inversiones de Energía S.A.
CNV	Comisión Nacional de Valores
Distrilec	Distrilec Inversora S.A
Edesur	Empresa Distribuidora Sur S.A. (Edesur S.A.)
ENRE	Ente Nacional Regulador de la Electricidad
EUR	Euros
GDP	Gross domestic product
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
LNG	Líquidos del Gas Natural
NYSE	New York Stock Exchange
OCP	Oleoducto de Crudos Pesados Ltd.
OPEC	Organization of the Petroleun Exporting Countries
PEDASA	Petrobras Electricidad de Argentina S.A.
PELSA	Petrobras Entre Lomas S.A.
PES	Argentine Pesos
Petróleo Brasileiro	Petróleo Brasileiro S.A. – PETROBRAS, compañía controlante de la Petrobras Argentina S.A.
PIB BV	Petrobras Internacional Braspetro BV
PFB	Petrobras Finance Bermudas Ltd
TGS	Transportadora de Gas del Sur S.A
US	United Status of America
US$	Dolares estadounidenses
WEM	Wholesale Electricity Market
WTI	West Texas Intermediate
$ Bol	Pesos bolivianos

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of
Petrobras Argentina S.A.

1. We have reviewed the accompanying condensed interim consolidated financial statements of Petrobras Argentina S.A. (“PESA” or “the Company”) and its subsidiaries, including the condensed interim consolidated balance sheet at September30, 2013, the condensed interim consolidated statements of income and comprehensive incomefor the three and nine-month periods then ended and the consolidated statements of changes in equity and cash flows for the nine-month period then ended, and the selected explanatory Notes. The balances and other information corresponding to the fiscal year 2012 and to its interim periods are an integral part of these financial statements and, therefore, they should be considered in connection with those statements.

2. The Company's Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS), as approved by the International Accounting Standard Board (IASB), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations. Therefore, they are responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in 1., in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3. Except for paragraph 4., our review was limited to the application of the procedures established by Technical Pronouncement No. 7 of the FACPCE for limited reviews of financial statements for interim periods, which consist mainly of the application of analytical procedures on the amounts disclosed in the condensed interim consolidated financial statements and of inquiries of Company staff responsible for the preparation of the information included in the condensed interim consolidated financial statements and its subsequent analysis. These reviews are substantially less in scope than an audit, the objective of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company’s consolidated financial position, consolidated statement of comprehensive income and consolidated cash flows.

4. We were unable to review the financial information at September30, 2013 supporting the value recorded for the direct and indirect equity investments in mixed companies in Venezuela, the recorded amount of which totals $3,088 million.

5. The Company has estimated the recoverable value of its direct and indirect investment in Compañía de Inversiones de Energía S.A. (CIESA) at September30, 2013, the recorded value of which amounts to $_493million. As indicated in Note 9, the materialization of certain significant estimates made by the Company to determine the recoverable value of this investment depends upon future events and actions, some of which are outside its direct control and which might, possibly, affect the recorded value of this asset.

6. Based on our review, except for the effects that possible adjustments and/or reclassifications, if any, might have on the condensed interim consolidated financial statements, had the scope limitation to our work not existed as mentioned in paragraph 4 and considering the effects of possible adjustments and reclassifications, if any, on the condensed interim consolidated financial statements that might be required from the resolution of the uncertainties described in paragraph 5., nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in paragraph 1 have not been prepared, in all material respects, in accordance with IAS 34.

PRICE WATERHOUSE & CO. S.R.L

By                                             (Partner)

Miguel A. Urus

Autonomous City of Buenos Aires, Argentina

October 23, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4th, 2013

PETROBRAS ARGENTINA S.A.

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney